[redacted]

13013235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-50550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BOUCHEY & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 Silo Drive
(No. and Street)

Waterford	New York	12188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Bouchey, President (518) 583-0090
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

aD 3/4
Ab 3/5
OD 3/19/13

OATH OR AFFIRMATION

I, Barbara J. Bouchey, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bouchey & Associates, Inc. (Company), as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Barbara J. Bouchey, President

Sworn and subscribed to before me this 21 day of February, 2013.

This report contains (check all applicable boxes): **Page**

		Independent Certified Public Accountants' Report.	1-2
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	3
(x)	(c)	Statement of Operations.	4
(x)	(d)	Statement of Cash Flows.	5
(x)	(e)	Statement of Changes in Stockholder's Equity.	6
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	7 – 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 - 11

Lisa Doyle
Notary Public, State of New York
Qualified in Washington County
Reg. No. 01DO6170204
Commission Expires July 2, 2015

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Bouchey & Associates, Inc.

Report on the Financial Statements
We have audited the accompanying balance sheet of Bouchey & Associates, Inc (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bouchey & Associates, Inc as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 9 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 9 is fairly stated in all material respects in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 8, 2013

BOUCHEY & ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2012

ASSETS	
Cash	$ 7,191
Commissions receivable	3,214
Total Assets	$ 10,405
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	$ -
Contingencies	-
Stockholder's Equity	
Common stock - no par value	
200 shares authorized,	
10 shares issued and outstanding	100
Additional paid-in capital	1,332
Retained Earnings	8,973
Total Stockholder's Equity	10,405
Total Liabilities and Stockholder's Equity	$ 10,405

See Independent Accountants' Report and Accompanying Notes

BOUCHEY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 29,758
Total Revenues	29,758
Costs and Expenses:	
Professional fees	4,825
Fees and licenses	350
Office supplies and expense	61
Total Costs and Expenses	5,236
Net Income	$ 24,522

See Independent Accountants' Report and Accompanying Notes

BOUCHEY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net Income	$ 24,522
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in commissions receivable	(3,214)
Net Cash Provided by Operating Activities	21,308
Cash flows from investing activities:	-
Cash flows from financing activities:	
Shareholder distribution	(21,050)
Net Cash (Used) by Financing Activities	(21,050)
Net increase in cash	258
Cash at beginning of year	6,933
Cash at end of year	$ 7,191

See Independent Accountants' Report and Accompanying Notes

BOUCHEY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2012	$ 100	$ 1,332	$ 5,501	$ 6,933
Shareholder distributions	-	-	(21,050)	(21,050)
Net income for the year	-	-	24,522	24,522
Balances, December 31, 2012	$ 100	$ 1,332	$ 8,973	$ 10,405

See Independent Accountants' Report and Accompanying Notes

BOUCHEY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Bouchey & Associates, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company has adopted December 31 as its year end.

The Company was incorporated on September 5, 1997 in the State of New York and provides services to business and the general public throughout the Capital District of New York.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(1). The Company will not hold customer funds or safekeep customer securities.

The Company is engaged in a single line of business as a non-clearing securities broker-dealer, and provides on class of service as agency transactions. These transactions involve the use of mutual funds and insurance products only.

2. SIGNIFICANT ACCOUNTING POLICIES

INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

REVENUES

The Company's financial statements are prepared using the accrual method of accounting.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $7,191, which was $1,191 in excess of the FINRA minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company always acts on an agency basis when selling mutual fund and insurance products.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

There were no asserted or unasserted claims against the Company at December 31, 2012 and to the date of this report.

5. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2012 and the reported amounts of revenues and expenditures during the year ended December 31, 2012. Actual results could differ from those estimates.

6. RELATED PARTY TRANSACTIONS

Bouchey & Associates, Inc. is related by common ownership to Barbara J. Bouchey Asset Management, Inc. Barbara J. Bouchey Asset Management, Inc. provides office space plus the use of office equipment at no cost as a convenience to Bouchey & Associates, Inc.'s clients.

7. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATION

The Company is exempt under rule 15c3-3 of the Securities and Exchange Commission for the use of a special reserve as the Company provides services only as a non-clearing broker.

8. CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

9. SUBORDINATED BORROWINGS

There are no subordinated borrowings at December 31, 2012.

BOUCHEY & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL:	
Total stockholder's equity	$ 10,405
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(3,214)
Net capital before haircuts on securities positions	7,191
Haircuts on securities positions	
Net Capital	$ 7,191
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 2,191
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 1,191
Ratio: Aggregate indebtedness to net capital is	0%

The above computation does not differ materially from the December 31, 2012 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Bouchey & Associates, Inc.

In planning and performing our audit of the financial statements of Bouchey & Associates, Inc (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 8, 2013

BOUCHEY & ASSOCIATES, INC.

(SEC I.D. No. 8-50550)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED December 31, 2012
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL